------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                    WASHINGTON, DC 20549                                                 OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:    September 30, 1998
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    DeFelice      Eugene            V.            (SLMD) Spacelabs Medical, Inc.                to Issuer (check all applicable)
--------------------------------------------   ----------------------------------------------       Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
    c/o Spacelabs Medical, Inc.                   Number of Reporting        Month/Year          X  Officer           Other (specify
    15220 NE 40th St.                             Person (Voluntary)         11/99              ----              --- below)
--------------------------------------------                              -------------------   (give title below)
                  (Street)                                                5. If Amendment,      Vice President, General Counsel
    Redmond         WA             98052                                     Date of Original   and Secretary
--------------------------------------------                                 (Month/Year)       ------------------------------------
    (City)        (State)           (Zip)                                                    7. Individual or Joint/Group Filing
                                                                          -------------------   (check applicable line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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Common Stock                     11/18/99   P             1300     A        13.375                              D
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Common Stock                     11/18/99   P             2525     A        13.625                              D
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Common Stock                     11/18/99   P             1100     A        13.187                              D
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Common Stock                     11/18/99   P              100     A        13.437                              D
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Common Stock                     11/19/99   P             5000     A        13.375        16025                 D
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Common Stock                     11/22/99   P     V       2081     A        13.25         2589(1)               I     by 401(K) plan
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses: (1) The reporting person acquired 2081 shares for his self-directed portion of the Company's 401(k)
plan. As of July 31, 1999 the reporting person had also acquired 508 shares of the Company's commmon stock under the
Company's 401(k) plan.
                                                                                           /s/ Eugene V. DeFelice           11/23/99
**Intentional misstatements or omissions of facts constitute Federal Criminal              -------------------------------  --------
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                    **Signature of Reporting Person    Date

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form                                  Page 2
are not required to respond unless the form displays a currently valid OMB number.                                   SEC 1474 (7-96)
